UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K
	☒ Form 10-Q	☐Form 10-D	☐Form N-CEN	☐Form N-CSR
For Period Ended: September 30, 2025
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sadot Group Inc.
Full Name of Registrant

Former Name if Applicable

295 E. Renfro Street, Suite 209
Address of Principal Executive Office (Street and Number)

Burleson, TX 76028
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Paul Sansom (CFO)	(832)	604-9568
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒Yes    ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates preliminary unaudited revenues for the three months ended September 30, 2025, of approximately $0.3 million, compared to $200.9 million in the three months ended September 30, 2024, as previously reported. The decrease is primarily attributable to insufficient working capital.

The Company estimates operating losses of approximately $14.3 million in the three months ended September 30, 2025, compared to operating income of $2.5 million in the three months ended September 30, 2024, as previously reported.

The Company experienced delays in collecting significant receivables in its LATAM division, which contributed to a negative working capital position. Management is pursuing additional financing. Management and the Board are reviewing strategic alternatives.

All financial results included above are preliminary, unaudited estimates based on information currently available to management and remain subject to the completion of the Company’s financial close and review process. There can be no assurance that final reported results will not differ materially from these estimates. Investors should not place undue reliance on these preliminary estimates and are urged to review the Company’s forthcoming Form 10-Q when filed for complete financial information and related disclosures.

Statements in this Form 12b-25 regarding anticipated financing, receivable collections, strategic review outcomes, and final financial results constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the Company’s ability to secure additional financing on acceptable terms or at all, the timing and amount of receivable collections, and other risks described in the Company’s most recent Form 10-K and subsequent filings with the Securities and Exchange Commission. In particular, the Company may be unable to secure financing or collect receivables on the anticipated timeline or at all. The Company undertakes no obligation to update these forward-looking statements except as required by law.

Sadot Group Inc
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly athorized.

Date: November 17, 2025	By: /s/ Paul Sansom
Paul Sansom
Chief Financial Officer